# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WATTS WATER TECHNOLOGIES INC, CIK 0000795403
CUSIP: 942749102
Title of class of securities: Common stock, $0.1 par value per share
Address of issuer's principal executive offices: 815 CHESTNUT ST, 815 CHESTNUT ST, NORTH ANDOVER, Massachusetts (MA), 01845
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001749768-23-000004
Filed by CIK 0001749768

## Reporting persons
- Impax Asset Management Group plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 1,091,042; shared voting power 0; sole dispositive power 1,091,042; shared dispositive power 0; aggregate amount beneficially owned 1,091,042 (4% of the class)
- Impax Asset Management LTD: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 963,992; shared voting power 0; sole dispositive power 963,992; shared dispositive power 0; aggregate amount beneficially owned 963,992 (3.5% of the class)
- Impax Asset Management (AIFM) Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 127,050; shared voting power 0; sole dispositive power 127,050; shared dispositive power 0; aggregate amount beneficially owned 127,050 (0.5% of the class)

## Item 1. Issuer
Name of issuer: WATTS WATER TECHNOLOGIES INC
Address of issuer's principal executive offices: 815 CHESTNUT ST, NORTH ANDOVER, MA, 01845

## Item 2. Person Filing
Name of person filing: Impax Asset Management Group plc
Address of principal business office or, if none, residence: 7TH FLOOR, 30 PANTON STREET, LONDON, United Kingdom, SW1Y 4AJ
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1091042
Percent of class: 4.0
Sole power to vote or to direct the vote: 1091042
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1091042
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Impax Asset Management Group plc: Karen Cockburn, Chief Financial Officer (02/04/2025)
- Impax Asset Management LTD: Karen Cockburn, Chief Financial Officer (02/04/2025)
- Impax Asset Management (AIFM) Ltd: Karen Cockburn, Chief Financial Officer (02/04/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that theinformation set forth in this statement is true, complete and correct.